SERIES B PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES B PREFERRED STOCK PURCHASE AGREEMENT (this "***Agreement***") is made as of April 19, 2024, by and among beehiiv Inc., a Delaware corporation (the "***Company***"), and the investors listed on <u>Exhibit A</u> attached to this Agreement (each, a "***Purchaser***" and together, the "***Purchasers***").

The parties hereby agree as follows:

1. <u>Purchase and Sale of Preferred Stock</u>.

    1.1   <u>Sale and Issuance of Preferred Stock</u>.

    (a)   The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Initial Closing (as hereinafter defined) the Third Amended and Restated Certificate of Incorporation in the form of <u>Exhibit B</u> attached to this Agreement (the "***Restated Certificate***").

    (b)   Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as hereinafter defined) and the Company agrees to sell and issue to such Purchaser at such Closing that number of shares of Series B Preferred Stock, $0.00001 par value per share (the "***Series B Preferred Stock***"), set forth opposite such Purchaser's name on <u>Exhibit A</u>, at a purchase price of $9.56227 per share. The shares of Series B Preferred Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "***Shares***."

    1.2   <u>Closing; Delivery</u>.

    (a)   The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures at 12:00 p.m., Eastern Time, on the date hereof, or at such other time and place as the Company and the Purchasers mutually agree upon in writing (which time and place are designated as the "***Initial Closing***"). In the event there is more than one closing, the term "***Closing***" shall apply to each such closing unless otherwise specified.

    (b)   Promptly following each Closing, the Company shall deliver to each Purchaser a certificate (electronic or physical) representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company.

    1.3   <u>Sale of Additional Shares of Preferred Stock</u>. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, the number of Shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) then authorized in the Restated Certificate not sold in the Initial Closing (the "***Additional Shares***"), to (a) any of the Existing Investors (as hereinafter defined) and (b) one or more purchasers that are not Existing Investors reasonably acceptable to NEA (clauses (a) and (b) together, the "***Additional Purchasers***"); *provided*, that: (x) such subsequent sale is consummated within 60 days after the Initial Closing; and (y) each Additional Purchaser becomes a party to the Transaction Agreements (as hereinafter defined) (excluding the Indemnification Agreement and the Management Rights Letter), by executing and delivering a counterpart signature page to each of the Transaction Agreements (excluding the Indemnification Agreement and the Management Rights Letter). <u>Exhibit A</u> to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.4   Use of Proceeds. In accordance with the directions of the Board, the Company will use the proceeds from the sale of the Shares for product development and other general corporate purposes.

1.5   Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

"*Affiliate*" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

"*Board*" means the Board of Directors of the Company.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company Intellectual Property*" means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, social media handles, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by or are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

"*Existing Investors*" means each of Lightspeed Venture Partners XIV-A (Inception), L.P., Social Leverage Capital Fund IV, L.P., BWC Group Inc., Creator Ventures I LP and their respective Affiliates.

"*Indemnification Agreement*" means the agreement among the Company and the director designated by NEA, dated as of the date of the Initial Closing, in the form of Exhibit G attached to this Agreement.

"*Investors' Rights Agreement*" means that certain Second Amended and Restated Investors' Rights Agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement.

"*Key Employee*" means Tyler Reid Denk, Benjamin Lee Hargett and Jacob Charles Hurd, as well as any employee or consultant who either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property.

"*Knowledge*" including the phrase "*to the Company's knowledge*" shall mean the actual knowledge after reasonable investigation of Tyler Reid Denk, Benjamin Lee Hargett and Jacob Charles Hurd.

"*Management Rights Letter*" means that certain letter agreement between the Company and NEA, dated as of the date of the Initial Closing, in form and substance reasonably acceptable to the Company and NEA.

"*Material Adverse Effect*" means a material adverse effect on the business, assets

(including intangible assets), liabilities, financial condition, property or results of operations of the Company.

"*NEA*" means New Enterprise Associates 18, L.P.

"*Person*" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"*Purchaser*" means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Section 1.3.

"*Right of First Refusal and Co-Sale Agreement*" means that certain Second Amended and Restated Right of First Refusal and Co-Sale Agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit E attached to this Agreement.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"*Transaction Agreements*" means this Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, the Voting Agreement, the Management Rights Letter, the Indemnification Agreement and any other agreements, instruments or documents entered into in connection with this Agreement.

"*Voting Agreement*" means that certain Amended and Restated Voting Agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit F attached to this Agreement.

2.   Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit C to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the applicable Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 2, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2   Capitalization.

(a)   The authorized capital of the Company consists, immediately prior to the Initial Closing, of:

(i)   24,076,096 shares of common stock, $0.00001 par value per share (the "*Common Stock*"), 9,401,132 shares of which are issued and outstanding immediately prior

to the Initial Closing. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii)   11,987,516 shares of Preferred Stock, of which 1,759,161 shares have been designated Series Seed-1 Preferred Stock, 1,759,161 shares of which are issued and outstanding immediately prior to the Initial Closing; 1,396,162 shares have been designated Series Seed-2 Preferred Stock, 1,396,162 shares of which are issued and outstanding immediately prior to the Initial Closing; 3,747,293 shares have been designated Series A-1 Preferred Stock, 3,747,293 shares of which are issued and outstanding immediately prior to the Initial Closing, 1,110,949 shares have been designated Series A-2 Preferred Stock, 1,110,949 shares of which are issued and outstanding immediately prior to the Initial Closing, and 3,973,951 shares have been designated Series B Preferred Stock, no shares of which are issued and outstanding immediately prior to the Initial Closing. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law.

(b)   The Company has reserved 4,088,580 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2021 Stock Incentive Plan duly adopted by the Board and approved by the Company stockholders (as amended and/or restated to date, the "**Stock Plan**"). Of such reserved shares of Common Stock, 663,939 shares have been issued pursuant to restricted stock purchase agreements, 737,193 shares have been issued pursuant to the exercise of stock options, 1,360,769 options to purchase shares have been granted and are currently outstanding, and 1,326,679 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c)   Section 2.2(c) of the Disclosure Schedule sets forth the summary capitalization of the Company immediately following the Initial Closing including the aggregate number of shares of, or issuable pursuant to, each of the following: (i) issued and outstanding Common Stock, including, with respect to restricted Common Stock, vesting schedule and repurchase price; (ii) outstanding stock options, including vesting schedule and exercise price; (iii) shares of Common Stock reserved for future award grants under the Stock Plan; (iv) issued and outstanding Preferred Stock, by series; and (v) warrants or stock purchase rights, if any.

(d)   Except for (i) the conversion privileges of the Shares to be issued under this Agreement; (ii) the rights provided in Section 4 of the Investors' Rights Agreement; and (iii) the securities and rights described in Section 2.2(a)(ii) and Section 2.2(b) of this Agreement and Section 2.2(d) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Preferred Stock. All outstanding shares of the Company's Common Stock and all shares of the Company's Common Stock underlying outstanding options are subject to (x) a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes); and (y) a lock-up or market standoff agreement of not less than 180 days following the Company's initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act.

(e)   All outstanding Common Stock (and all stock options) held by service providers are subject to a vesting schedule over four years with a one-year cliff. Except as set forth in Section 2.2(e) of the Disclosure Schedule, none of the Company's stock purchase agreements or stock option documents contain a provision for acceleration of vesting (or lapse of a repurchase right) or other

changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including without limitation in the case where the Company's Stock Plan is not assumed in an acquisition. The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Restated Certificate, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(f)   The Company believes in good faith that any "nonqualified deferred compensation plan" (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Company makes, is obligated to make or promises to make, payments (each, a "**409A Plan**") complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To the knowledge of the Company, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(g)   The Company has obtained valid waivers of any rights by other parties to purchase any of the Shares covered by this Agreement.

2.3   Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4   Authorization. All corporate action required to be taken by the Board and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the applicable Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to Initial Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the applicable Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except: (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally; (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; or (c) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws

2.5   Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Section 2.6 of this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to Section 2.6, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable

federal and state securities laws.

2.6   Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (a) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (b) filings pursuant to Regulation D of the Securities Act and/or applicable state securities laws, which have been made or will be made in a timely manner.

2.7   Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or, to the Company's knowledge, currently threatened (a) against the Company or any officer, director or Key Employee of the Company; (b) that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (c) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

2.8   Intellectual Property.

(a)   The Company owns or possesses sufficient legal rights to all Company Intellectual Property without any conflict with, or infringement of, the rights of others, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past; *provided*, that the foregoing representation is made to the Company's knowledge with respect to third party patent rights only. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party; *provided*, that the foregoing representation is made to the Company's knowledge with respect to third party patent rights only. Other than with respect to non-exclusive, non-negotiated, generally commercially available software products under standard end-user object code license agreements that are not and will not to any extent be part of any product, service or intellectual property offering of the Company, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

(b)   The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person, and the Company is not aware of any specific reason to believe that such an allegation may be forthcoming.

(c)   The Company has obtained and possesses valid licenses to use all of the

software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business. It will not be necessary to use any inventions of any of the Company's employees or consultants (or Persons it currently intends to hire) made prior to or outside the scope of their employment by the Company, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past. Each present and former employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (i) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company's business as then conducted or as then proposed to be conducted, (ii) were developed on any amount of the Company's time or with the use of any of the Company's equipment, supplies, facilities or information or (iii) resulted from the performance of services for the Company.

(d)   Section 2.8(d) of the Disclosure Schedule lists all patents, patent applications, registered trademarks, trademark applications, service marks, service mark applications, tradenames, registered copyrights and domains names, in each case owned by the Company.

(e)   The Company has not embedded, used or distributed any open source, copyleft or community source code (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively "***Open Source Software***") in connection with any of its products or services that are generally available or in development in any manner that would restrict the ability of the Company to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (i) any Company Intellectual Property (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Company Intellectual Property; (iii) the creation of any obligation for the Company with respect to Company Intellectual Property owned by the Company, or the grant to any third party of any rights or immunities under Company Intellectual Property owned by the Company; or (iv) any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of any Company Intellectual Property. To the extent the Company uses any Open Source Software, all such Open Source Software and the applicable licenses are listed in Section 2.8(e) of the Disclosure Schedule, and the Company is in compliance with the terms of any licenses to such Open Source Software.

(f)   No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company's rights in the Company Intellectual Property.

(g)   The Company has taken commercially reasonable measures to maintain and protect all confidential information and trade secrets of the Company that the Company intended to maintain as confidential or a trade secret. To the Company's knowledge, there has been no unlawful, accidental or unauthorized access to or use or disclosure of any confidential information and trade secrets of the Company that the Company intended to maintain as confidential or a trade secret.

2.9   Compliance with Other Instruments. The Company is not in violation or default

(a) of any provisions of its Restated Certificate or Bylaws, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, or (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (e) of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (x) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (y) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10   Agreements; Actions.

(a)   Except for the Transaction Agreements and as set forth in Section 2.10(a) of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $25,000; (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company; (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products or services to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, license, market or sell its products and/or services or any other material restriction on the Company's business (including without limitation any non-compete obligations, rights of first offer, first refusal, any "most favored" provisions, Board of Director observer rights, or other side letter agreements not otherwise disclosed pursuant to any other representation); or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b)   The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock; (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $25,000 or in the aggregate in excess of $50,000; (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses; or (iv) sold, exchanged or otherwise disposed of any of its assets or rights. For the purposes of Section 2.10(a) and Section 2.10(b), all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of this Section 2.10.

(c)   The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

2.11   Certain Transactions.

(a)   Other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and Proprietary Rights Agreements (as defined below); (ii) standard director and officer indemnification agreements approved by the Board; (iii) the purchase of shares of the Company's capital stock or the grant of options to purchase shares of the Company's common stock approved in the written minutes of the Board (previously made available to the Purchasers or their counsel), and (iv) the Transaction Agreements, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants, Key Employees, or any Affiliate thereof.

(b)   The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or to the Company's knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors; (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers, employees or stockholders of the Company may own stock in (but not exceeding two percent of the outstanding capital stock of) publicly traded companies that may compete with the Company; or (iii) financial interest in any contract with the Company.

2.12   Rights of Registration and Voting Rights. Except as provided in the Investors' Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.13   Property. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

2.14   Financial Statements. The Company has delivered to each Purchaser its unaudited financial statements as of December 31, 2023 and for the fiscal year ended December 31, 2023 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of March 31, 2024 (the "**Balance Sheet Date**") (collectively, the "**Financial Statements**"). The Financial Statements have been prepared in accordance with generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date; (ii) obligations under contracts and commitments incurred in the ordinary course of business; and (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

2.15   Changes. Since the Balance Sheet Date, there has not been:

(a)   any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of

business that have not caused, in the aggregate, a Material Adverse Effect;

(b)   any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect;

(c)   any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d)   any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e)   any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g)   any resignation or termination of employment of any officer;

(h)   any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets;

(i)   any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j)   any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(k)   any sale, assignment or transfer by the Company of any Company Intellectual Property that could reasonably be expected to result in a Material Adverse Effect;

(l)   receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(m)   to the Company's knowledge, any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(n)   any arrangement or commitment by the Company to do any of the things described in this Section 2.15.

2.16   Employee Matters.

(a)   As of the date hereof, the Company employs 56 full-time employees and one part-time employee, and engages 27 independent contractors.

(b)   None of its current and former employees and consultants is obligated

under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with such employee's or consultant's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such current or former employee is now obligated.

(c)   The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(d)   To the Company's knowledge, no Key Employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as a Key Employee. The Company does not have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. The Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(e)   Except as set forth in Section 2.16(e) of the Disclosure Schedule, the Company has not made any representations regarding equity incentives to any officer, employee, director or consultant.

(f)   The Company has not terminated the employment of any Key Employee.

(g)   Section 2.16(g) of the Disclosure Schedule sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to which is subject to the Employee Retirement Income Security Act of 1974, as amended ("*ERISA*"). The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

(h)   To the Company's knowledge, none of the Key Employees or directors of the Company has been (i) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from engaging, or otherwise imposing limits or conditions on his or her engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent

jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

2.17 Tax Returns and Payments. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, county, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.18 Insurance. The Company has in full force and effect insurance policies concerning such casualties as would be reasonable and customary for companies like the Company, with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

2.19 Permits; Compliance with Law. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority. The Company has complied, and is in compliance, with all statutes, laws, ordinances, regulations, rules, codes, orders, common law, judgments, decrees, and other requirements or rules of law applicable to it or its business, properties or assets.

2.20 Employee Agreements. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms delivered to the Purchasers or their respective counsel (the "*Proprietary Rights Agreements*"). Except as set forth in Section 2.20 of the Disclosure Schedule, no current or former employee has excluded works or inventions from his or her assignment of inventions pursuant to such employee's Proprietary Rights Agreement. Each current and former employee has executed a non-solicitation agreement substantially in the form or forms delivered to the Purchasers or their respective counsel. The Company is not aware that any of its current and former employees, consultants or officers is in violation of any agreement described in this Section 2.20 and the Company will use its commercially reasonable efforts to prevent any such violation.

2.21 Corporate Documents. The Restated Certificate and Bylaws of the Company are in the form provided to the counsel for NEA. The copy of the minute books of the Company provided to the counsel for NEA contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors and stockholders with respect to all transactions referred to in such minutes.

2.22 83(b) Elections. To the Company's knowledge, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested shares of the Company's Common Stock.

2.23 Data Privacy. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively "*Personal Information*") by or on behalf of the Company, the Company is and has been in compliance with (a) all applicable laws in all relevant jurisdictions; (b) the

Company's privacy policies; and (c) the requirements of any contract or codes of conduct to which the Company is bound (clauses (a)-(c) collectively, the "***Privacy Requirements***"). The Company maintains and has maintained reasonable physical, technical, organizational and administrative security measures and policies in place to protect all confidential information and Personal Information collected, owned, stored, used, maintained or controlled by it or on its behalf from and against unlawful, accidental unauthorized access, destruction, loss, use and/or disclosure. The Company is and has been in compliance in all material respects with all laws relating to data loss, theft and breach of security notification obligations. There has been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, modification or disclosure of or access to Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company such that Privacy Requirements require or required the Company to notify government authorities, affected individuals or other parties of such occurrence or (y) unauthorized access to or disclosure of the Company's confidential information or trade secrets.

2.24   Export Control Laws. The Company has conducted all export transactions in accordance with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and the export control laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) the Company has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) the Company is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending, or to the knowledge of the Company, threatened claims against the Company with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to the Company's exports; and (e) there are no actions, conditions, or circumstances pertaining to the Company's export transactions that would reasonably be expected to give rise to any material future claims.

2.25   Qualified Small Business Stock. As of and immediately following the Initial Closing: (a) the Company will be an eligible corporation as defined in Section 1202(e)(4) of the Code; (b) the Company will not have made purchases of its own stock described in Code Section 1202(c)(3)(B) during the one year period preceding the Initial Closing, except for purchases that are disregarded for such purposes under Treasury Regulation Section 1.1202-2, and (c) the Company's aggregate gross assets, as defined by Code Section 1202(d)(2), at no time between its incorporation and through the Initial Closing have exceeded $50 million, taking into account the assets of any corporations required to be aggregated with the Company in accordance with Code Section 1202(d)(3); *provided, however*, that in no event shall the Company be liable to the Purchasers or any other party for any damages arising from any subsequently proven or identified error in the Company's determination with respect to the applicability or interpretation of Code Section 1202, unless such determination shall have been given by the Company in a manner either grossly negligent or fraudulent.

2.26   CFIUS Representations. The Company does not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more "critical technologies" within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "***DPA***"); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of "covered investment critical infrastructure" within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of "sensitive personal data" of U.S. citizens within the meaning of the DPA. The Company has no current intention of engaging in such activities in the future.

2.27   Real Property Holding Corporation. The Company is not now and has never been

a "United States real property holding corporation" as defined in the Code and any applicable regulations promulgated thereunder. The Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under such regulations.

2.28   Sanctions. (a) During the past five years the Company and its subsidiaries have complied with applicable laws and regulations pertaining to trade and economic sanctions administered by the United States (collectively, "**Sanctions**"); (b) none of the Company, its subsidiaries, or their respective directors, officers, employees, or, to the Company's knowledge, the Company's or subsidiaries' agents is: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions (collectively, "**Sanctioned Parties**"); (c) during the past five years, none of the Company, its subsidiaries, or any of their respective officers, directors, or employees: (i) has been the subject or target of any investigation, prosecution, other enforcement action, or government inquiry related to Sanctions violations; or (ii) submitted a voluntary self-disclosure to any U.S. government agency regarding actual or potential Sanctions violations; and (d) the Company maintains policies and procedures reasonably designed to promote compliance with applicable Sanctions.

2.29   Disclosure. The Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Shares, including certain of the Company's projections describing its proposed business plan (the "**Business Plan**"). No representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule, and no certificate furnished or to be furnished to the Purchasers at the Initial Closing contains any untrue statement of a material fact or, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. The Business Plan was prepared in good faith; *provided*, that the Company does not warrant that it will achieve any results projected in the Business Plan. It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchasers, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

3.   Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1   Authorization. Such Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which such Purchaser is a party, when executed and delivered by such Purchaser, will constitute valid and legally binding obligations of such Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2   Purchase Entirely for Own Account. This Agreement is made with such Purchaser

in reliance upon such Purchaser's representation to the Company, which by such Purchaser's execution of this Agreement, such Purchaser hereby confirms, that the Shares to be acquired by such Purchaser will be acquired for investment for such Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Purchaser further represents that such Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. Such Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3   Disclosure of Information. Such Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4   Restricted Securities. Such Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Purchaser's representations as expressed herein. Such Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Such Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. Such Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of such Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5   No Public Market. Such Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6   Legends. Such Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

(a)   "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

(b)   Any legend set forth in, or required by, the other Transaction Agreements.

(c)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7　Accredited Investor. Such Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8　Foreign Investors. If such Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Shares; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Such Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of such Purchaser's jurisdiction.

3.9　No General Solicitation. Neither such Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.10　Exculpation Among Purchasers. Such Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Such Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.11　Residence. If such Purchaser is an individual, then such Purchaser resides in the state or province identified in the address of such Purchaser set forth on Exhibit A; if such Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of such Purchaser in which its principal place of business is identified in the address or addresses of such Purchaser set forth on Exhibit A.

3.12　"Bad Actor" Matters. Such Purchaser hereby represents that no Disqualification Event is applicable to such Purchaser or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Such Purchaser hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Purchaser or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 3.12, "**Rule 506(d) Related Party**" shall mean a person or entity that is a beneficial owner of such Purchaser's securities for purposes of Rule 506(d) of the Securities Act.

4.　Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1　Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of such Closing.

4.2　Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3 Compliance Certificate. The Chief Executive Officer of the Company shall deliver to the Purchasers at such Closing a certificate certifying that the conditions specified in Section 4.1 and Section 4.2 have been fulfilled.

4.4 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.5 Board of Directors. As of the Initial Closing, the authorized size of the Board shall be five directors, and the Board shall initially be comprised of Tyler Reid Denk, Benjamin Lee Hargett, Jacob Charles Hurd, Nicole Quinn and Danielle Lay.

4.6 Investors' Rights Agreement. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) and certain of the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors' Rights Agreement.

4.7 Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and certain of the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.8 Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and certain of the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.9 Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of Initial Closing.

4.10 Secretary's Certificate. The Secretary of the Company shall have delivered to the Purchasers at such Closing a certificate certifying (a) the Restated Certificate and Bylaws of the Company as in effect at the Closing; (b) resolutions of the Board of the Company approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements; and (c) resolutions of the stockholders of the Company approving the Restated Certificate.

4.11 Indemnification Agreement. The Company and Danielle Lay, shall have entered into an Indemnification Agreement, in substantially the form attached hereto as Exhibit G.

4.12 Management Rights Letter. The Management Rights Letter shall have been executed by the Company and delivered to NEA.

4.13 Opinion of Counsel . The Purchasers shall have received from Yee & Shih LLP, counsel for the Company, an opinion, dated as of the Initial Closing, in substantially the form attached hereto as Exhibit H.

4.14 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at such Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its counsel) shall have received

all such counterpart original and certified or other copies of such documents as reasonably requested.

4.15   Proprietary Rights Agreements. All current and former employees, consultants and officers of the Company shall have entered into a Proprietary Rights Agreement in favor of the Company and in form and substance acceptable to NEA.

4.16   Minimum Number of Shares at Initial Closing. A minimum of 3,240,964 shares of Series B Preferred Stock must be sold at the Initial Closing.

5.   Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

5.1   Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2   Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4   Investors' Rights Agreement. Each Purchaser and certain of the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors' Rights Agreement.

5.5   Right of First Refusal and Co-Sale Agreement. Each Purchaser and certain of the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement

5.6   Voting Agreement. Each Purchaser and certain of the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

5.7   Minimum Number of Shares at Initial Closing. A minimum of 3,240,964 shares of Series B Preferred Stock must be sold at the Initial Closing.

6.   Miscellaneous.

6.1   Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this

Agreement, except as expressly provided in this Agreement.

6.3   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other commercially reasonable transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5   Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

6.6   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, it shall be sent to 228 Park Ave S #29976, New York, New York 10003, *Attn*: Tyler Reid Denk, *E-mail*: tyler@beehiiv.com; and a copy (which shall not constitute notice) shall also be sent to Yee & Shih LLP, 590 Madison Avenue, Floor 21, New York, New York 10022, *Attn*: Spencer Yee, *E-mail*: spencer@yeeshih.com; and if notice is given to the Purchasers, a copy (which copy shall not constitute notice) shall also be given to Foley & Lardner LLP, 525 University Ave, Suite 400, Palo Alto, California 94301, *Attn*: Louis Lehot, *E-mail*: llehot@foley.com.

6.7   No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company and each other Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8   Fees and Expenses. At the Closing, the Company shall pay the reasonable fees and expenses of Foley & Lardner LLP, the counsel for NEA, in an amount not to exceed, in the aggregate, $50,000.

6.9   Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall

be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10   Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Shares, which majority must include the consent of NEA. Any amendment or waiver effected in accordance with this Section 6.10 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.11   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.14   Dispute Resolution.

(a)   The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement; (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware; and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b)   EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION

HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(c)   Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the state of Delaware having subject matter jurisdiction.

6.15   <u>No Commitment for Additional Financing</u>. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (a) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment; (b) the Company shall not rely on any such statement by any Purchaser or its representatives; and (c) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

6.16   <u>Consent to Electronic Notice</u>. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "***DGCL***"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or <u>Exhibit A</u>, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

6.17   <u>Corporate Securities Law</u>. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTIONS 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties have executed this Series B Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

BEEHIIV INC.

By:_____

Name: Tyler Reid Denk

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Series B Preferred Stock Purchase Agreement as of the date first written above.

PURCHASER:

[PURCHASER]

By:_____
Name:
Title:

EXHIBIT A

<u>SCHEDULE OF PURCHASERS</u>

EXHIBIT B

<u>FORM OF RESTATED CERTIFICATE</u>

EXHIBIT C

<u>DISCLOSURE SCHEDULE</u>

EXHIBIT D

<u>FORM OF INVESTORS' RIGHTS AGREEMENT</u>

EXHIBIT E

<u>FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT</u>

EXHIBIT F

FORM OF AMENDED AND RESTATED VOTING AGREEMENT

EXHIBIT G

<u>FORM OF INDEMNIFICATION AGREEMENT</u>

EXHIBIT H

<u>FORM OF LEGAL OPINION</u>